SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                         CHOICE ONE COMMUNICATIONS INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    17038P104
                                    ---------
                                 (CUSIP Number)

                              Walter E. Leach, Jr.
                         FairPoint Communications, Inc.
                        FairPoint Carrier Services, Inc.
                       521 East Morehead Street, Suite 250
                         Charlotte, North Carolina 28202
                                  704-344-8150
                                  ------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 8, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

--------------------------------                      --------------------------

    CUSIP No.  17038P104                                 Page 2 of 6 Pages
--------------------------------                      --------------------------
---------- ---------------------------------------------------------------------
        1      NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FairPoint Carrier Services, Inc.
---------- ---------------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                          (b)[ ]
---------- ---------------------------------------------------------------------
        3      SEC USE ONLY

---------- ---------------------------------------------------------------------
        4      SOURCE OF FUNDS

                  OO
---------- ---------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        5      TO ITEMS 2(d) OR 2(e)[ ]
---------- ---------------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------- ------- -------------------------------------------------
                            7      SOLE VOTING POWER

                                        2,182,910  (See Item 5)
                       ------- -------------------------------------------------
      NUMBER OF             8      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                        0
        OWNED          ------- -------------------------------------------------
       BY EACH              9      SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                        2,182,910  (See Item 5)
                       ------- -------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                        0
---------------------- ------- -------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,182,910
---------- ---------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                     [ ]
---------- ---------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.0%(1)
---------- ---------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON

                  CO
---------- ---------------------------------------------------------------------

--------
1  Actual percent of class represented by the amount in row (11) is 4.95%.

                                  SCHEDULE 13D

--------------------------------                      --------------------------

    CUSIP No.  17038P104                                 Page 3 of 6 Pages
--------------------------------                      --------------------------
---------- ---------------------------------------------------------------------
        1      NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               FairPoint Communications, Inc.
---------- ---------------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                          (b)[ ]
---------- ---------------------------------------------------------------------
        3      SEC USE ONLY

---------- ---------------------------------------------------------------------
        4      SOURCE OF FUNDS

                  OO
---------- ---------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        5      TO ITEMS 2(d) OR 2(e)[ ]
---------- ---------------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------- ------- -------------------------------------------------
                            7      SOLE VOTING POWER

                                        2,182,910  (See Item 5)
                       ------- -------------------------------------------------
      NUMBER OF             8      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                        0
        OWNED          ------- -------------------------------------------------
       BY EACH              9      SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                        2,182,910  (See Item 5)
                       ------- -------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                        0
---------------------- ------- -------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,182,910
---------- ---------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                     [ ]
---------- ---------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.0%(2)
---------- ---------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON

                  CO
---------- ---------------------------------------------------------------------

--------
2 Actual percent of class represented by the amount in row (11) is 4.95%.

                                    Preamble
                                    --------

               This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") is being filed by FairPoint Communications, Inc. ("FairPoint") and FairPoint Carrier Services, Inc., a wholly-owned subsidiary of FairPoint ("Carrier Services" and, together with FairPoint, the "Reporting Persons"), each a Delaware corporation, pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended. This Amendment No. 7 amends and supplements information contained in the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on January 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 21, 2002, as further amended by Amendment No. 2 to Schedule 13D filed on June 17, 2002, as further amended by Amendment No. 3 to Schedule 13D filed on May 2, 2003, as further amended by Amendment No. 4 to Schedule 13D filed on May 8, 2003, as further amended by Amendment No. 5 to Schedule 13D filed on September 4, 2003, and as further amended by Amendment No. 6 to Schedule 13D filed on April 16, 2004 ("Amendment No. 6"). This Amendment No. 7 is filed to amend Item 5(c) of Amendment No. 6 and report the sale price per share of the common stock, par value $0.01 per share (the "Common Stock"), of Choice One Communications Inc., a Delaware corporation (the "Issuer"), on a trade by trade basis.

               Capitalized terms used in this Amendment No. 7 but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               -------------------------------------

               Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

               (a) No amendments or supplements.

               (b) No amendments or supplements.

               (c) The following shares were sold by Carrier Services on the open market from February 13, 2004 to April 8, 2004.

                            Number of          Price per
      Sale Date              Shares              Share
    -------------     --------------------   -------------
       2/13/04               20,500              $ 1.05
       2/13/04               8,500               $ 1.06
       2/13/04               2,500               $ 1.08
       2/17/04               4,500               $ 1.05
       2/18/04               5,000               $ 1.00
       2/18/04               2,000               $ 1.01

                            Number of          Price per
      Sale Date              Shares              Share
    -------------     --------------------   -------------
       2/19/04               1,500               $ 1.00
       2/23/04               37,500              $ 1.00
       2/23/04               2,500               $ 1.01
       2/24/04               20,000              $ 1.00
       2/27/04              145,000              $ 0.85
       2/27/04               5,000               $ 0.93
       3/01/04                500                $ 0.85
       3/10/04               2,500               $ 0.80
       3/11/04               4,300               $ 0.80
       4/05/04               65,000              $ 0.39
       4/05/04               20,000              $ 0.40
       4/05/04               5,000               $ 0.41
       4/05/04               15,000              $ 0.42
       4/06/04               30,000              $ 0.39
       4/07/04               10,000              $ 0.39
       4/08/04               34,183              $ 0.39

               (d) No amendments or supplements.

               (e) No amendments or supplements.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 19, 2003



                                            FAIRPOINT COMMUNICATIONS, INC.


                                            By:/s/ Timothy W. Henry
                                               ---------------------------------
                                               Name:   Timothy W. Henry
                                               Title:  Vice President of Finance
                                                       and Treasurer

                                            FAIRPOINT CARRIER SERVICES,  INC.


                                            By:/s/ Timothy W. Henry
                                               ---------------------------------
                                               Name:   Timothy W. Henry
                                               Title:  Vice President of Finance
                                                       and Treasurer